

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via E-mail
David R. Folsom
President, Chief Operating Officer and Director
Sotherly Hotels Inc.
410 W. Francis Street
Williamsburg, VA 23185

Re: Sotherly Hotels LP
**   Amendment No. 2 to Form S-11**
**   Filed September 4, 2013**
**   File No. 333-189821**

Dear Mr. Folsom:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Financial and Operating Data, page 37

1.   Please amend to provide such financial information as of and for the period ended June 30, 2013 and the comparative prior year.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 48

2.   We note that you have a significant amount of debt maturing in the next 12 months. Please amend your prospectus to disclose how you plan to address this approximately $38 million in debt maturities.

<u>Certain Relationships and Related Party Transactions and Director Independence, page 84</u>

3.   We note your response to comment 3 of our letter dated August 27, 2013. We further note that William J. Zaiser was the Chief Financial Officer in 2012, the period for which management fees are disclosed, and Christopher L. Simms appears to be related to your current Chief Executive Officer. Please revise to disclose Christopher L. Sims and William J. Zaiser's individual ownership percentages in MHI Hotel Services. Refer to Instruction 1.a. of Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief

cc: Pamela Dayanim
Baker & McKenzie LLP
Via E-mail